

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Edwin A. Reilly
Chief Executive Officer
Aquamer Medical Corp.
8 Algonquian Drive
Natick, Massachusetts 01760

>   **Re: Aquamer Medical Corp.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed April 15, 2010**
>   **Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010**
>   **Form 8-K filed on August 20, 2010**
>   **File No. 000-52327**

Dear Mr. Reilly:

We have reviewed your response letter dated November 17, 2010 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended

1.   We are unable to agree with your conclusions in your response to prior comment 1. Please include all shares over which James Bolton holds or shares voting or investment power in his total ownership in the table of beneficial ownership. In this regard, address the last sentence of prior comment 1.

Amendment 1 to Form 10-Q for the Quarter Ended March 31, 2010

Note 5 - Asset Acquisition and Formation of Aquamer Shipping Corp.

2.   We note your response to prior comment 2. Please amend this filing and your June 30, 2010 Form 10-Q to include the revised disclosures similar to the proposed disclosures included within your responses.

Form 8-K filed on August 20, 2010

3.   We note your response to prior comment 5. Please amend this filing to include the revised disclosures similar to the proposed disclosures included within your responses.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Eric Atallah, Reviewing Accountant, at (202) 551-3663, or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269, or Russell Mancuso, Legal Branch Chief, at (202) 551-3617 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief

cc (by facsimile): Eric Hellige, Esq. (212) 798-6380